EXHIBIT 12
                   RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                        AND PREFERRED STOCK DIVIDENDS (1)

    The ratio of earnings to combined fixed charges and preferred stock dividends are as follows:

                                                                              Year Ended December 31,
                                                                   ----------------------------------
                                                                   2000 (2)  1999     1998     1997     1996
                                                                  --------   ----     ----     ----     ----
              Ratio of Earnings to Combined Fixed Charges
                 and Preferred Stock Dividends (1) ............... (0.29)X  1.39X    1.86X    2.48X    2.66X

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

(1) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, net earnings (before gain/loss on assets sold) has been added to fixed charges, and that sum has been divided by such fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs, and for each of the four years ended December 31, 1997, 1998, 1999 and 2000, cumulative preferred stock dividends are included starting as of the dates of issuance of the Series A Cumulative Preferred Stock, Series B Cumulative Preferred Stock and Series C Cumulative Preferred Stock.

(2) The deficit in 2000 represents approximately $135.8 million. Earnings for 2000 include charges of $61.7 million provision for impairment, $15.3 million provision for loss on mortgages and notes receivable, and $4.7 million of severance and consulting expense for former Company managers. Earnings for 1999 and 1998 include impairment charges of $19.5 million and $6.8 million, respectively.